UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549	SEC FILE NUMBER 001-34116
FORM 12b-25	CUSIP NUMBER 15100E106

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 25, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Celera Corporation

Full Name of Registrant

N/A

Former Name if Applicable

1401 Harbor Bay Parkway, Alameda, CA 94502

Address of Principal Executive Office, City State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Celera Corporation (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 25, 2010 (the “Form 10-K”) with the Securities and Exchange Commission (“SEC”) by March 10, 2011, due to an analysis of certain accounting issues that impact bad debt expense. The Company requires additional time to assess its bad debt expenses, primarily in the Company’s consolidated financial statements for 2008 and 2009, including the impact of applying FASB ASC Topic 954, Health Care Entities (ASC954). Application of ASC954 will result in certain amounts that were previously included in selling, general and administrative expenses being reflected as a reduction in revenue. The Company intends to file the Form 10-K as soon as practicable, and in any event within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alfred Merriweather	(510) 749-4200
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Company is in the process of analyzing certain accounting issues that impact bad debt expense, primarily in the Company’s consolidated financial statements for 2008 and 2009, including the impact of applying ASC954. Application of ASC954 will result in certain amounts that were previously included in selling, general and administrative expenses being reflected as a reduction in revenue. Until it completes this assessment, the Company will not be in a position to quantify the effects on revenue and selling, general and administrative expenses.

Certain statements in this report are forward-looking. These may be identified by the use of forward looking phrases such as “believe,” “expect,” “plan,” “will,” “should,” “look to,” “anticipate,” and “intend,” among others. These forward-looking statements are based on the Company’s current expectations. The Company notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the Company’s dependence on government insurance programs such as Medicare and private insurance companies accepting the use of the Company’s services and products as medically necessary and worthy of reimbursement; (2) the Company’s dependence on the amounts that government and private payors will pay for the Company’s services and products, and that these amounts may be reduced in response to ongoing efforts by these payors to control healthcare costs; (3) potential negative impact of the Company’s future participation in provider networks; (4) adverse impact from Medicare contracting and general healthcare reforms that focus on reducing healthcare costs and/or do not recognize the value of diagnostic testing; (5) competition in the healthcare and lab services industries is intense and evolving and physicians may not adopt or continue to utilize the Company’s products and services; (6) difficulty in collection of receivables, or timely or accurately billing for the Company’s services; (7) inability to maintain the necessary intellectual property protections to compete effectively; (8) competition in the Company’s diagnostic products business from Life Technologies following the Company’s split-off from Applied Biosystems (now Life Technologies) and liabilities and restrictions relating to the Company’s split-off from Applied Biosystems (now Life Technologies), including as to indemnification obligations; (9) negative macroeconomic conditions that may harm the Company’s business, including by impacting utilization of the Company’s services and products, and by slowing the Company’s collections and increasing the Company’s allowance for doubtful accounts; (10) the impact of extensive federal and state laws and regulations and violations of such laws and regulations or changes in such laws and regulations that could harm the Company’s operating results and financial condition; (11) the Company’s reliance on single source suppliers or a limited number of suppliers of instruments and key components of the Company’s products; (12) the impact of potential U.S. Food and Drug Administration interpretations of the regulations governing the sale of Analyte Specific Reagents because the interpretation may require regulatory clearance or approval for some existing products that to date have been sold without clearance or approval; (13) the FDA draft guidance on a new class of complex laboratory-developed tests may require the Company’s clinical laboratory and the Company’s licensees to obtain regulatory clearance or approval before it or they can perform these tests; (14) the Company’s scientific discoveries may not be replicated in studies by other investigators, which may negatively impact the acceptance of, or reimbursement for, the Company’s diagnostic products and testing services; (15) the Company is dependent on Abbott Molecular to commercialize the Company’s diagnostic products and may be unable to maintain this relationship; (16) the Company’s business may be disrupted as a result of the departure of sales representatives identified in the now settled litigation with a competitor; (17) payors the Company expects to refund in connection with the Company’s review of the orders for additional testing performed on samples previously received and processed by BHL may make additional claims for money, including penalties, or may seek other remedies; (18) the Company could be adversely affected by results from pending or future lawsuits, private action or government investigation; (19) the impact of the Company’s review of accounting issues including the application of ASC954; and (20) the Company’s ability to complete and timely file its Form 10-K for the year ended December 25, 2010. The foregoing list sets forth some, but not all, of the factors that could affect the Company’s ability to achieve results described in any forward-looking statements. For additional information about risks and uncertainties the Company faces and a discussion of the Company’s financial statements and footnotes, see documents the Company files with the SEC, including the Company’s Quarterly Report on Form 10-Q for the quarter ended September 25, 2010. The Company assumes no obligation and expressly disclaims any duty to update forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of subsequent events.

Celera Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 11, 2011	By:	/s/ Alfred Merriweather
Alfred Merriweather
Chief Financial Officer